Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Class A Common Stock, $0.000006 par value, of Z Holdings Group, Inc., a Delaware corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  September 29, 2014

/s/ Robert Alexander Morrison SeaMorri Financial Partners, LLC By Robert Alexander Morrison, Its Managing Member

/s/ Robert Alexander Morrison Robert Alexander Hamilton, Individual

/s/ Delbert Seabrook SeaMorri Financial Partners, LLC By Delbert Seabrook, Its Managing Member

/s/ Delbert Seabrook Delbert Seabrook, Individual